UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 0-50832

Vermilion Energy Trust
(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 13, 2006 Vermilion announced their participation in the upcoming Scotia Capital - 2006 Global Energy Summit being held on February 14 and 15th, 2006.

On February 15, 2006 Vermilion announced the cash distribution of $0.17 per trust unit payable on March 15, 2006 to all unitholders of record on February 28, 2006 and the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.38612 to 1.39428.

These press releases are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: February 16 , 2006.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A
February 13, 2006
Vermilion Energy Trust Announces Participation at Scotia Capital Conference

Vermilion Energy Trust (VET.UN-TSX) (“Vermilion”) is pleased to announce their participation in the upcoming Scotia Capital - 2006 Global Energy Summit being held on February 14 and 15th, 2006.

Presenting on behalf of Vermilion is Curtis Hicks, Executive Vice President & CFO. Vermilion’s presentation will be on February 15, 2006 at 3:00 p.m. EST and will be available via webcast. Please visit our website at http://www.vermilionenergy.com/presentations.html for a PDF copy of the presentation and the link to view the webcast.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through timely, accretive acquisitions and through the execution of internal exploitation programs. Management and directors of the Trust hold more than 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

Press Release Dated February 15, 2006
Vermilion Energy Trust Announces $0.17 Cash Distribution for March 15, 2006 Payment Date
and Exchangeable Share Ratio Increase

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on March 15, 2006 to all unitholders of record on February 28, 2006. The ex-distribution date for this payment is February 24, 2006. This will be the Trust’s 37th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.38612 to 1.39428. The increase will be effective on February 15, 2006. A “Notice of Retraction” must be received by Computershare by February 17, 2006 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on March 15, 2006.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution	January 31, 2005
Opening Exchange Ratio	1.38612
Vermilion Energy Trust Distribution per Unit	$0.17

10-day Weighted Average Trading Price (“Current Market Price”)	$28.89239
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio	0.00816
Effective Date of the Increase in the Exchange Ratio	February 15, 2006
Exchange Ratio as of the Effective Date	1.39428

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month’s exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com